UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
RUB 6,200,000,000 Zero Coupon Notes due 27 April 2012
by the Bank
pursuant to its
EUR 20,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated April 28, 2009

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Russian Rouble ("RUB") 6,200,000,000 Zero Coupon Notes due 27 April 2012 (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 20,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated August 11, 2008 and a Registration Document dated August 11, 2008, as supplemented by a Securities Note (which includes a Pricing Supplement) and a Summary Note substantially in the forms of Exhibits (d)(iii), (d)(iv) and (d)(v) to this Report (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct, unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Prospectus, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated April 28, 2009 provided by J.P. Morgan Securities Ltd. ("J.P. Morgan") pursuant to a Programme Agreement dated August 11, 2008, J.P. Morgan has agreed to purchase the Notes. The obligations of J.P. Morgan are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	66.88%	Not applicable	66.88%
Total	RUB 4,146,560,000	Not applicable	RUB 4,146,560,000, disbursed in U.S. dollars (USD 124,068,909.45)

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

J.P. Morgan has agreed to pay the fees and expenses of the Bank's legal advisers incurred in connection with the filing of this report with the U.S. Securities and Exchange Commission and those related to the agent and paying agents for the Notes, as well as other expenses in connection with the issuance, authentication, packaging and delivery of the Notes, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated August 11, 2008.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated August 11, 2008.*

(c) (i) The Programme Agreement dated August 11, 2008.*
(ii) The Purchaser's Confirmation dated April 28, 2009.
(iii) The Agency Agreement dated August 11, 2008.*

(d) (i) The Base Prospectus dated August 11, 2008.*
(ii) The Registration Document dated August 11, 2008.
(iii) The Securities Note.
(iv) The Summary Note.
(v) The Pricing Supplement.

---

* Previously filed with the Securities and Exchange Commission on March 12, 2009.

J.P.Morgan

To: European Bank for Reconstruction and Development
Attention: Isabelle Laurent

28 April 2008

Dear Sirs

European Bank for Reconstruction and Development
RUB 6,200,000,000 Zero Coupon Notes due April 2012 (the "Notes")

issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement which we are faxing herewith.

We agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the upfront fees and expenses of the Agent and any paying agents;

(c) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Registered Note, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(d) the cost of listing and Rating of the Notes;

(e) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes, and

(f) the upfront costs of U.S. Counsel in connection with the necessary United States filings.

In addition we confirm that the provisions of Clause 3.2.7 of the Programme Agreement will not apply in relation to this issue of Notes.

The net proceeds of the issue are USD124,068,909.45 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear Bank SA/NV, account number 95724.

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the following Pricing Supplement.

For: **J.P. MORGAN SECURITIES LTD.**

By: ......[signature]......

Authorised signatory

J.P. Morgan Securities Ltd.
125 London Wall, London, EC2Y 5AJ
Tel: +44 (0)20 7777 2000 • Fax: +44 (0)20 7325 8240/8270

Registration Document

European Bank for Reconstruction and Development

This document constitutes a registration document (the "Registration Document") for the purposes of Article 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Registration Document contains information relating to the European Bank for Reconstruction and Development in its capacity as issuer (the "Issuer") from time to time of one or more Series (each a "Series") of securities (the "Notes") pursuant to the Issuer's €20,000,000,000 Global Medium Term Note Programme (the "Programme"). In respect of a Series of Notes, this Registration Document shall be read in conjunction with the securities note (the "Securities Note") for that Series and, if applicable, the summary note (the "Summary Note") for that Series, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. The Securities Note shall contain information relating to the relevant Series and any Summary Note shall comprise a summary conveying the essential characteristics of, and risks associated with, the Issuer and the relevant Series. Together, this Registration Document (including the information incorporated by reference herein), the related Securities Note (including the information incorporated by reference therein) and any related Summary Note shall comprise the prospectus (the "Prospectus") for a Series, prepared for the purposes of Article 5.1 of the Prospectus Directive.

Any person (an "Investor") intending to acquire or acquiring any securities from any person (an "Offeror") should be aware that, in the context of an offer to the public as defined in section 102B of the FSMA, the Issuer may be responsible to the Investor for the Prospectus under section 90 of the FSMA, only if the Issuer has authorised that Offeror to make the offer to the Investor. Each Investor should therefore enquire whether the Offeror is so authorised by the Issuer. If the Offeror is not authorised by the Issuer, the Investor should check with the Offeror whether anyone is responsible for the Prospectus for the purposes of section 90 of the FSMA in the context of the offer to the public, and, if so, who that person is. If the Investor is in any doubt about whether it can rely on the Prospectus and/or who is responsible for its contents it should take legal advice.

Certain information relating to the terms of an offer by an Offeror to an Investor may not be available at the time of publication of this Registration Document. The Investor must look to the Offeror at the time of such offer for the provision of such information and it is the responsibility of the Offeror to ensure that information relating to the offer that has been omitted from this Registration Document is provided to the Investor at the time such offer is made.

Prospective investors should consider carefully the risks set forth under "Risk Factors" incorporated by reference herein prior to making any investment decisions with respect to the Notes.

Arranger

Merrill Lynch International

Dealers

Goldman Sachs International **JPMorgan**

Merrill Lynch International **Morgan Stanley**

11 August 2008

A09614781

The Issuer accepts responsibility for the information contained in this Registration Document. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained in this Registration Document is in accordance with the facts and does not omit anything likely to affect the importance of such information.

The previous paragraph should be read in conjunction with the second paragraph on the first page of this Registration Document.

An Investor intending to acquire or acquiring any Notes from an Offeror will do so, and offers and sales of the Notes to an Investor by an Offeror will be made, in accordance with any terms and other arrangements in place between such Offeror and such Investor including as to price, allocations and settlement arrangements. The Issuer will not be a party to any such arrangements with Investors (other than the Dealers) in connection with the offer or sale of the Notes and, accordingly, this Registration Document and any Securities Note and Summary Note will not contain such information and an Investor must obtain such information from the Offeror. Subject as provided above, neither the Issuer nor any of its affiliates shall have any responsibility to an Investor in respect of such information.

Notes issued under the Programme may if so specified be admitted to the Official List of the UK Listing Authority (the "Official List") and to trading on the EEA Regulated Market (within the meaning of Directive 2004/39/EC of the European Parliament and of the Council on markets in financial instruments (the "MiFID")) of the London Stock Exchange plc (the "Market"). References in the Prospectus to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to trading on the Market and have been admitted to the Official List. The relevant Pricing Supplement in respect of the issue of any Notes will specify whether or not such Notes will be admitted to the Official List and admitted to trading on the Market (or any other stock exchange). Application has also been made for permission to deal in, and for the quotation of, any Series of Notes which are agreed at the time of issue to be so listed on the Singapore Exchange Securities Trading Limited (the "SGX-ST").

The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions or reports contained in this Prospectus. Admission to the Official List or the SGX-ST is not to be taken as an indication of the merits of the Issuer or the Notes.

In respect of any Series of Notes, no person has been authorised to give any information or to make any representations other than those contained in the Prospectus for that Series and the documents incorporated by reference therein in connection with the issue or sale of Notes of that Series and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or any of the Dealers (each a "Dealer" and together the "Dealers", which expression shall include any additional Dealer appointed under the Programme) appointed to act as such in respect of such Series. Neither the delivery of the Prospectus in respect of a Series or any document forming part of that Prospectus, nor any sale made in connection therewith, shall imply that the information contained therein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Prospectus for a Series is correct as of any time subsequent to the date indicated in the document concerning the same. The Dealers expressly do not undertake to review the financial condition or affairs of the Issuer during the life of the Series.

To the fullest extent permitted by law, none of the Dealers or the Arranger accept any responsibility for the contents of the Prospectus or for any other statement, made or purported to be made by the Arranger or a Dealer or on its behalf in connection with the Issuer or the issue and offering of the Notes. The Arranger and each Dealer accordingly disclaims all and any liability whether arising in tort or contract or otherwise (save as referred to above) which it might otherwise have in respect

of the Prospectus or any other information provided by the Issuer in connection with the related Series of Notes.

Neither the Prospectus for a Series of Notes nor any other information supplied in connection with that Series of Notes is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer or any of the Dealers that any recipient of the Prospectus for such Series or any other information supplied in connection with such Series, should purchase any of the Notes of that Series. Each investor contemplating purchasing any such Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and of the tax, accounting and legal consequences of an investment in such Notes for such investor. Each Noteholder takes full responsibility for its decision to purchase any Notes and the terms on which it does so.

The Prospectus for a Series of Notes does not constitute an offer of, or an invitation by or on behalf of, the Issuer or the Dealers to subscribe for, or purchase, any Notes of that Series. The distribution of the Prospectus for a Series of Notes and the offering or sale of Notes of such Series in certain jurisdictions may be restricted by law. Persons into whose possession the Prospectus comes are required by the Issuer and the Dealers to inform themselves about and to observe any such restrictions. In particular, there are restrictions on the distribution of the Prospectus and the offer or sale of Notes in the United States, the United Kingdom, the European Economic Area (in respect of Notes having a denomination of less than €50,000 or its equivalent in any other currency as at the date of issue of the Notes), Japan, the Republic of France and Singapore.

Each Series of Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission"). EACH SERIES OF NOTES HAS NOT BEEN AND WILL NOT BE APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

If any Series comprises Notes in bearer form ("Bearer Notes"), they are subject to U.S. tax law requirements. Subject to certain exceptions, Bearer Notes may not be offered, sold or delivered within the United States or its possessors or to, or for the account or benefit of, U.S. persons.

The information set forth herein, to the extent that it comprises a description of certain provisions of the documentation relating to the transactions described herein, is a summary and is not presented as a full statement of the provisions of such documentation. Such summaries purposes are qualified by reference to and are subject to the provisions of such documentation.

In this Registration Document, unless otherwise specified or the context otherwise requires, any references to "USD" are to United States dollars, references to "euro" or "€" are to euro, references to "JPY" are to Japanese yen and references to the "United Kingdom" are to the United Kingdom of Great Britain and Northern Ireland.

Documents Incorporated by Reference

The following sections, from the Base Prospectus of the Issuer dated 11 August 2008 relating to the Programme, shall be incorporated in, and to form part of, this Registration Document:

Risk Factors	on pages 10 to 11
General Description of the Programme	on page 14
European Bank for Reconstruction and Development	on pages 64 to 67
Subscription and Sale	on pages 68 to 70
General Information	on pages 71 to 72

and the published annual accounts of the Issuer for the two financial years ended 31 December 2006 and 31 December 2007, which have been filed with the Financial Services Authority, shall be incorporated in, and to form part of, this Registration Document, save that any statement contained in a document which is incorporated by reference herein shall be modified or superseded for the purpose of this Registration Document to the extent that a statement contained or incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise).

The Issuer will provide, without charge, to each person to whom a copy of this Registration Document has been delivered, upon the oral or written request of such person, a copy of the aforementioned sections or documents incorporated by reference herein. Written or telephone requests for such documents should be directed to the Issuer at its principal office at One Exchange Square, London EC2A 2JN, United Kingdom.

PRINCIPAL OFFICE OF EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT
One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

DEALERS

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ
United Kingdom

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom

AGENT and REGISTRAR
Citibank, N.A.
21st Floor
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT
The Bank of New York Mellon, Brussels Office
Avenue des Arts 35
Kunstlaan
B-1040 Brussels
Belgium

LEGAL ADVISERS
To the Dealers

As to English Law

Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom

As to U.S. Law

Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
United Kingdom

As to Singapore Law

Allen & Gledhill LLP
One Marina Boulevard
28-00
Singapore 018989

A09614781

o

Securities Note

European Bank for Reconstruction and Development

RUB6,200,000,000 Zero Coupon Notes due 27 April 2012 (the "Notes")

This document constitutes a securities note (the "Securities Note") for the purposes of Article 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Securities Note contains information relating to the Notes. This Securities Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2008 containing information in respect of the European Bank for Reconstruction and Development (the "Issuer") and, if applicable, the summary note (the "Summary Note") dated 28 April 2009 conveying the essential characteristics of, and risks associated with, the Issuer and the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, the Registration Document (including the information incorporated by reference therein), this Securities Note (including the information incorporated by reference herein) and the Summary Note shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

This Securities Note itself comprises a pricing supplement (the "Pricing Supplement") which sets out the specific terms and conditions of the Notes and certain information relating thereto.

Dealer

J.P. Morgan Securities Ltd.

28 April 2009

The Issuer accepts responsibility for the information contained in this Securities Note and for the information contained in the Summary Note. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained in this Securities Note and in the Summary Note is in accordance with the facts and does not omit anything likely to affect the importance of such information.

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "UK Listing Authority") for the Notes to be admitted to the Official List of the UK Listing Authority (the "Official List") and to the London Stock Exchange plc (the "Market") for such Notes to be admitted to trading on the London Stock Exchange's Regulated Market (which is a Regulated Market for the purposes of the Markets in Financial Instruments Directive 2004/39/EC). References in the Prospectus to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to trading on the Market and have been admitted to the Official List. The relevant Pricing Supplement in respect of the Notes specifies whether or not such Notes will be admitted to the Official List and admitted to trading on the Market (or any other stock exchange).

In respect of the Notes, no person has been authorised to give any information or to make any representations other than those contained in the Prospectus and the documents incorporated by reference therein in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or the Dealer (as defined herein). Neither the delivery of the Prospectus or any document forming part of that Prospectus nor any sale made in connection therewith shall imply that the information contained therein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Notes is correct as of any time subsequent to the date indicated in the document concerning the same. The Dealer expressly does not undertake to review the financial condition or affairs of the Issuer during the life of the Notes. Investors should review, *inter alia*, the most recent financial statements of the Issuer when deciding whether or not to purchase any of the Notes.

In respect of the Notes, the Dealer has not separately verified the information contained in the Prospectus. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility is accepted by the Dealer as to the accuracy or completeness of the information contained in the Prospectus or any other information provided by the Issuer in connection with the Notes. The Dealer accepts no liability in relation to the information contained in the Prospectus or any other information provided by the Issuer in connection with the Notes.

Neither the Prospectus nor any other information supplied in connection with the Notes is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer or the Dealer that any recipient of the Prospectus or any other information supplied in connection with the Notes, should purchase any of the Notes. Each investor contemplating purchasing any of the Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and of the tax, accounting and legal consequences of an investment in any of the Notes for such investor. Each Noteholder takes full responsibility for its decision to purchase any Notes and the terms on which it does so.

The Prospectus does not constitute an offer of, or an invitation by or on behalf of, the Issuer or the Dealer to subscribe for, or purchase, any Notes. The distribution of the Prospectus and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession the Prospectus comes are required by the Issuer and the Dealer to inform themselves about and to observe any such restrictions. In particular, there are restrictions on the distribution

of the Prospectus and the offer or sale of the Notes in the United States, the United Kingdom, the European Economic Area, Japan, France, Singapore, Russia and the Netherlands.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The information set forth herein, to the extent that it comprises a description of certain provisions of the documentation relating to the transactions described herein, is a summary and is not presented as a full statement of the provisions of such documentation. Such summary is qualified by reference to and is subject to the provisions of such documentation.

In this Securities Note, unless otherwise specified or the context otherwise requires, any references to "USD" are to United States dollars, references to "euro" or "€" are to euro, references to "RUB" are to Russian Roubles, references to "£" are to pounds Sterling and references to the "United Kingdom" are to the United Kingdom of Great Britain and Northern Ireland.

Table of contents

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in credit linked investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Arranger, the Dealer, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition.

The Issuer believes that the factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

Prospective investors should also pay specific attention to the risks highlighted below.

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Legal Investment Considerations

Investors should be aware of the risk of Settlement Disruption Events and the consequences thereof (also see "Risk Warning" and "Investor Suitability" below). Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Factors relating to the Issuer

The Issuer makes loans and equity investments and issues guarantees primarily to the private sector in its countries of operation. Changes in the macroeconomic environment and financial markets in these countries may affect the creditworthiness of the Issuer's clients. Even severe changes in the macroeconomic and financial climate should, however, not affect the Issuer's ability to repay its borrowings, which is assured above all through the Issuer's prudent provisioning policy, ample liquidity, and limitations in the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990 on its outstanding loans, equity investment and guarantees to the total amount of its subscribed capital, reserves and surpluses.

Of the Issuer's €20 billion of authorised share capital, €5 billion has been paid in. €15 billion is callable to cover the unlikely eventuality that the Issuer encounters difficulties meeting its liabilities. The Issuer has among the highest quality callable capital of any multilateral development banks, with over 60 per cent. from shareholders rated AAA/Aaa and over 95 per cent. from shareholders rated investment grade, as rated by both S&P and Moody's at 11 August 2008. It is therefore unlikely that a call will not be honoured.

Risk Warning

There are significant risks associated with the Notes including, but not limited to:-

- the imposition of restrictions that would affect the acquisition, the holding and/or transfer of RUB;
- exchange rate risk;
- settlement risk;
- price risk; and
- liquidity risk.

Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these Notes, the appropriate tools to analyse that investment, and the suitability of the investment in each investor's particular circumstances. No investor should purchase the Notes unless that investor understands and has sufficient financial resources to bear the price, market liquidity, structure and other risks associated with an investment in these Notes (including, but not limited to, any political, economic and other factors which could affect the value of, and return on, the Notes).

Economic instability in Russia

Since the dissolution of the Soviet Union, the Russian economy has experienced:

- significant declines in gross domestic product;
- hyperinflation;
- an unstable currency;
- high government debt relative to gross domestic product;
- a weak banking system providing limited liquidity to Russian enterprises;
- high levels of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings;
- widespread tax evasion;
- growth of "black" and "grey" market economies;
- high levels of corruption and the penetration of organised crime into the economy;
- pervasive capital flight;
- significant increases in unemployment and underemployment; and
- high poverty levels amongst the Russian population.

The Russian economy has been subject to abrupt downturns. In particular, on 17 August 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its RUB-denominated securities, the Central Bank of Russia ("CBR") stopped

its support of the RUB and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the RUB and a sharp increase in the rate of inflation, a dramatic decline in the prices of Russian debt and equity securities and an inability of Russian issuers to raise funds in the international capital markets.

These problems were aggravated by the near collapse of the Russian banking sector after the events of 17 August 1998, as evidenced by the revocation of the banking licences of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies, and resulted in the losses of bank deposits in some cases.

Concurrently with the implementation of political reforms, the Russian government has been attempting to carry out economic reforms and stabilise the economy. These policies have involved removing pricing restrictions, reducing defence expenditures and subsidies, privatising state-owned enterprises, reforming the tax and bankruptcy systems, and introducing legal structures designed to facilitate private, market-based activities, foreign trade and investment. Of late, the pace of these economic reforms has slowed, and there appears to be a disagreement within the Russian government on how to proceed with further proposed reforms.

There can be no assurance that recent trends in the Russian economy – such as the increase in the gross domestic product, a relatively stable RUB and a reduced rate of inflation – will continue or will not be abruptly reversed. Moreover, fluctuations in international oil and gas prices, the strengthening of the RUB in real terms relative to the USD and the consequences of a relaxation in monetary policy in Russia, or other factors, could adversely affect Russia's economy and the value of the Notes as they will be denominated in RUB.

The ability of the Russian government and the CBR to limit the volatility of the RUB will depend on many political and economic factors. According to the CBR, inflation in Russia was 12.0% in 2003, 11.7% in 2004 and, according to the Russian Federal Service for State Statistics, 10.9% in 2005, 9.0% in 2006, 11.9% in 2007 and 13.3% in 2008. Any return to high and sustained inflation could lead to market instability and new financial crises, which could lead to, among other things, a fall of the RUB and/or an increase of RUB interest rates and, thus, adversely affect the value of the Notes.

Settlement Disruption Events and calculation of the Exchange Rate

The Notes are subject to Settlement Disruption Events in the Russian Federation whereby non-residents of the Russian Federation may be subject to regulations restricting their ability to, among others, obtain, purchase, hold or transfer RUB. The Russian Federation has a long history of maintaining currency restrictions, and notwithstanding recent measures to liberalise the currency regime, investors face the risk that restrictions may be imposed during the term of the Notes that would constitute a Settlement Disruption Event (as determined by the Calculation Agent). Such an event may result in a delay of payments due from the Issuer under the Notes and in such payments having to be converted and paid in USD rather than RUB.

Investors should be aware that the methodology for determining the Exchange Rate for converting RUB into USD may result in the Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated. It is not certain that the Calculation Agent will be able to establish a meaningful Exchange Rate for converting RUB into USD rate in such a scenario. The determination of the Exchange Rate by the Calculation Agent may result in a rate of zero,

and in this case the Final Redemption Amount and/or any Early Redemption Amount (as the case may be) of the Notes payable by the Issuer would also be zero.

Investors should also be aware that JPMorgan Chase Bank, N.A. may face conflicts of interest in relation to its role as Calculation Agent for the Notes in determining the occurrence of a Settlement Disruption Event and in determining the Exchange Rate for converting RUB into USD upon such an event. JPMorgan Chase Bank, N.A. is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgement, however investors should be aware that any such determination may potentially adversely affect the amount payable to Noteholders under the Notes and that potential conflicts of interest could arise.

Further, investors should be aware that the Maturity Date and/or the date fixed for early redemption (if any) pursuant to Condition 5(d) of the Notes (the "Early Redemption Date"), as the case may be, may be postponed and that no additional amounts shall be payable by the Issuer in respect of any delay in payment resulting from such postponement.

Risks associated with debt instruments that are both denominated and settled in RUB

Offerings of debt instruments that are both denominated and settled in RUB, such as the Notes, are a recent phenomenon in the international capital markets. This, coupled with inexperience of the clearing systems and the Russian and international banking systems in dealing with RUB payments and RUB accounts, could lead to unforeseen difficulties, which may have an adverse effect on the liquidity, marketability or trading price of the Notes. In particular:

- RUB became an eligible settlement currency of Clearstream, Luxembourg with effect from 15 January 2007 and of Euroclear with effect from 13 February 2007. Due to the lack of experience of the clearing systems with settling, clearing and trading debt instruments that are both denominated and settled in RUB, there can be no guarantee that such clearing, settlement and trading procedures will progress smoothly or in a way which is comparable to procedures carried out with respect to instruments denominated in more conventionally settled currencies, such as USD or euros.

- Russian law previously prohibited or otherwise severely restricted the transfer and holding of RUB offshore and their repatriation onshore. Although these restrictions have been lifted for non-residents (save for some restrictions which apply to the regime of residents' accounts held outside of Russia), there is still no specific tested framework under Russian law for transferring or holding RUB in offshore accounts. As with much recent Russian legislation, there is extremely limited or non-existent regulatory or court practice in interpreting these regulations. If restrictions or prohibitions were placed on the transfer and holding of RUB offshore or if such legislation was reinterpreted by the Russian regulators or courts to the effect that restrictions were still deemed to apply to the transfer and holding of RUB offshore, this would severely hinder Noteholders' ability to receive payments under the Notes or proceeds from the sale of the Notes.

- Payments under the Notes and proceeds from the sale of the Notes will be made in RUB. All payments of RUB to, from, or between RUB accounts located outside Russia will involve the use of onshore correspondent accounts within the Russian banking system. The Russian banking system is less developed than many of its Western counterparts and at present has little experience in dealing with payments relating to eurobonds or similar international debt instruments. Consequently there is a risk that payments under the Notes and proceeds from the sale of the Notes, which

need to pass through the Russian banking system, will be subject to delays and disruptions which may not exist in more mature banking markets.

- In order for Noteholders to receive payments on the Notes and proceeds from the sale of the Notes from the clearing systems in RUB, they will need to hold a bank account denominated in RUB. The administrative difficulties associated with opening RUB accounts outside Russia are significant. Non-resident Noteholders may also encounter considerable procedural difficulties with opening RUB accounts onshore in Russia. There can therefore be no guarantee that Noteholders will be able to successfully open up a RUB bank account either offshore or in Russia or transfer RUB payments made under the Notes out of the clearing systems.

Investor Suitability

The purchase of the Notes involves substantial risks and is not suitable for all investors

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and restrictions applicable to it. None of the Issuer, the Dealer or the Calculation Agent acts as an investment adviser, or assumes any fiduciary obligation, to any prospective purchaser of the Notes.

In particular, but without prejudice to the generality of the above paragraph, prospective investors should note that an investment in the Notes is only suitable for investors who:

(i) have the requisite knowledge and experience in financial and business matters to evaluate the merits and risks of an investment in the Notes;

(ii) are capable of bearing the economic risk of an investment in the Notes for an indefinite period of time;

(iii) are acquiring the Notes for their own account for investment, not with a view to resale, distribution or other disposition of the Notes (subject to any applicable law requiring that the disposition of the investor's property be within its control); and

(iv) who will recognise that it may not be possible to make any transfer of the Notes for a substantial period of time, if at all.

Understanding and appropriateness of the investment

Each investor (a) should be an investor with substantial knowledge of and/or experience in financial and business matters that it is capable of evaluating the merits and risks (including tax, legal, regulatory and accounting) of an investment in the Notes because the Notes are not an appropriate investment for investors who are unsophisticated with respect to such transactions; (b) should be financially able to bear such risks; (c) in making such investment shall not rely on any advice or recommendations of or any information, representation or warranty provided by the Dealer, the Calculation Agent and/or any of their respective affiliates, the Issuer or any of their respective representatives; (d) should recognise that it may not be possible to make any transfer of the Notes for a substantial period of time; and (e) should seek advice from such advisors as such investor considers necessary and appropriate, to enable such investor to make its own independent decision with regard to the suitability and appropriateness of the Notes as an investment for its own account. Each investor should be capable of assessing and independently

deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes. None of the Issuer, the Dealer or any of their respective representatives makes any representation or has given, or will give, any advice to potential investors concerning the appropriate accounting treatment or possible tax consequences of purchasing the Notes. Each investor should consult its own financial, tax, accounting and legal advisors about risks associated with an investment in the Notes and the suitability of investing in such Notes in light of the investor's particular circumstances.

Any information communicated (in any manner) to investors by the Issuer or the Dealer should not be relied upon as investment advice or as a recommendation to invest in the Notes, which shall include, amongst other things, any such information, explanations or discussions concerning the terms and conditions of the Notes, or related features.

Investment in the Notes should comply, and be fully consistent, with all investment policies, guidelines and restrictions applicable to an investor. It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Dealer should not be relied upon, nor shall such be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes. Each investor should be aware that any return on the Notes may not exceed or even equal the return that might have been achieved had the amount of its initial investment been placed on deposit for the same period.

Each investor should be aware that neither the Issuer, the Dealer nor the Calculation Agent is acting as a fiduciary or trustee for, or as an advisor to the investor with regard to the investment in the Notes.

Investment considerations relating to the Notes

Investment in the Notes carries with it a degree of risk including, but not limited to, the risks referred to below.

The level of the RUB/USD Rate may go down as well as up. Prospective investors may receive an amount less than their initial investment.

An investment in the Notes will entail significant risks not associated with a conventional fixed rate or floating rate debt security. Such risks include, without limitation, changes in the level or value of the RUB/USD Rate and the possibility that a holder of the Notes will receive a lower amount of repayment or other consideration than the holder expected. Depending on the Exchange Rate to be determined by the Calculation Agent upon a Settlement Disruption Event, such amount or amounts can even be zero. The Issuer has no control over a number of matters that are important in determining the existence, magnitude and longevity of such risks and their results, including economic, financial and political events.

Past performance of the RUB/USD Rate is not necessarily indicative of future performance.

Risks relating to the Notes

No assurances can be made that any meaningful secondary market will develop in the Notes. The Dealer may, but is not obligated to, make a market in the Notes. The Dealer

may discontinue any market-making activities at any time without notice. In addition, the Notes may not be transferred except to qualified investors in accordance with applicable private offering rules. If an active public market for the Notes does not develop, the market prices and liquidity of the Notes may be adversely affected.

Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility, or anticipated volatility, of the RUB/USD Rate increases or decreases, the trading value of the Notes may be adversely affected.

We expect that changes in interest rates will affect the trading value of the Notes. In general, if interest rates increase, we expect that the trading value of the Notes will increase and, conversely, if interest rates decrease, we expect that the trading value of the Notes will decrease. If interest rates increase or decrease in markets based on any of the RUB or the USD, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies of the Russian Federation or the United States, and, in turn, the exchange rates and therefore the value of the RUB/USD Rate.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" ON PAGES 10 AND 11 OF THE BASE PROSPECTUS.

Documents Incorporated by Reference

The following sections from the Base Prospectus of the Issuer dated 11 August 2008 relating to the Programme (the "Base Prospectus") shall be incorporated in, and form part of this Securities Note, save that any statement contained herein or in a document all or the relevant portion of which is incorporated by reference herein shall be modified or superseded for the purpose of this Securities Note to the extent that a statement contained in any such subsequent document all or the relative portion of which is incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise):

Summary of the Programme	on pages 5 to 9
Risk Factors	on pages 10 to 11
General Description of the Programme	on page 14
Use of Proceeds	on page 42
Issue Procedures	on pages 43 to 44
Clearance and Settlement of Global Notes in Book Entry Form	on pages 61 to 63
Subscription and Sale	on pages 68 to 70
General Information	on pages 71 to 72

The Issuer will provide, without charge, to each person to whom a copy of this Securities Note has been delivered, upon the oral or written request of such person, a copy of the aforementioned sections incorporated herein by reference. Written or telephone requests for such material should be directed to the Issuer at its principal office set out at the end of this Securities Note.

Pricing Supplement

28 April 2009

European Bank for Reconstruction and Development
RUB6,200,000,000 Zero Coupon Notes due 27 April 2012
Issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus, the Registration Document, the Securities Note and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from the Issuer at One Exchange Square, London EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1.	Specified Currency:	Russian Rouble ("RUB").
2.	(a) Nominal Amount:	RUB 6,200,000,000
	(b) Authorised Issue Amount:	RUB 19,953,600,000. The Issuer reserves the right to issue Notes in an aggregate nominal amount of up to, but not more than, RUB 19,953,600,000 (the "Authorised Issue Amount") in accordance with Condition 15 and, and, if issued, the difference between the Authorised Issue Amount and the Nominal Amount of Notes specified in sub-paragraph 2(a) above will be marketed to prospective investors who are not already holders of the Notes by the Dealer named in paragraph 32 below.
3.	Type of Note:	Zero Coupon
4.	Issue Date:	30 April 2009
5.	Issue Price:	66.88 per cent. of the Nominal Amount of Notes converted into USD at the Initial FX Rate (as defined in paragraph 42 below), which is an amount equal to USD124,068,909.45.

6.	Maturity Date:		27 April 2012, subject to adjustment in accordance with the Following Business Day Convention, and the provisions of Annex A.
7.	Fungible with existing Notes:		No

FORM OF THE NOTES

8.	Form of Note:		Registered
9.	New Global Note:		No
10.	Specified Denomination(s):		RUB 50,000
11.	Exchange of Bearer Notes:		Not applicable.
12.	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	No
	(b)	Date(s) on which the Talons mature:	Not Applicable
13.	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b)	Exchange of Registered Global Note:	Registered Global Note will be exchangeable for definitive Registered Notes only as described on page 43 of the Base Prospectus

PROVISIONS RELATING TO INITIAL PAYMENT

14.	Partly Paid Notes	No

PROVISIONS RELATING TO INTEREST

15.	Interest Commencement Date:	Not Applicable
16.	Fixed Rate Notes:	
	Fixed Rate(s) of Interest:	Not Applicable
	Fixed Interest Date(s):	Not Applicable
	Initial Broken Amount per Specified Denomination:	Not Applicable
	Final Broken Amount per Specified Denomination:	Not Applicable
	Fixed Day Count Fraction:	Not Applicable
	Business Day Convention:	Not Applicable
	Business Day definition if different from that in Condition 4(a)(iii):	Not Applicable
	Calculation of interest to be adjusted in accordance with Business Day Convention	Not Applicable

specified above:

Zero Coupon Notes:

17.	Accrual Yield:	14.392 per cent.
	Reference Price:	66.88 per cent. of Nominal Amount
	Other formula or basis for determining Amortised Face Amount:	Not Applicable
	Day Count Fraction in relation to Early Redemption Amounts and late payment:	Condition 5(d)(iii) and 5(h) apply.

Floating Rate Notes and Indexed Notes:

18.	Manner in which Rate of Interest is to be determined:	Not Applicable
	Margin(s):	Not Applicable
	Minimum Rate of Interest (if any):	Not Applicable
	Maximum Rate of Interest (if any):	Not Applicable
	Floating Day Count Fraction:	Not Applicable
19.	If ISDA Determination:	
	Floating Rate Option:	Not Applicable
	Designated Maturity:	Not Applicable
	Reset Date:	Not Applicable
	ISDA Definitions:	Not Applicable
20.	If Screen Rate Determination:	
	Reference Rate:	Not Applicable
	Relevant Screen Page:	Not Applicable
	Interest Determination Date:	Not Applicable
21.	If Indexed:	Not Applicable
22.	If Rate of Interest not to be determined by ISDA or Screen Rate Determination or by reference to an Index or Formula:	Not Applicable
23.	General Provisions for Floating Rate Notes and Indexed Notes:	Not Applicable
	Specified Period (and, in the case of Notes where the Interest Payment Date(s) are fixed, the Interest Payment Date(s)):	Not Applicable

	Business Day Convention:	Not Applicable
	Business Day definition if different from that in Condition 4(b)(i):	Not Applicable
	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	Not Applicable
	Terms relating to calculation of Interest Amount:	Not Applicable
	Party responsible for calculation of the Interest Amount:	Not Applicable
	Party responsible for making any determinations ancillary to or in connection with the calculation of the Interest Amount, including Rate of Interest (if applicable):	Not Applicable
	Any amendment to the definition in Condition 4(b)(iii) of Euro-zone:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

24.	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies and the additional business centres are New York City, Moscow and London.
25.	Dual Currency Notes:	Not Applicable
26.	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

27.	Redemption at Issuer's option:	No
	Redemption at Noteholder's option:	No
28.	Final Redemption Amount for each Note (other than an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. of the Nominal Amount payable in RUB subject to the provisions set out in Annex A hereto.
	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
29.	Instalment Note:	Not Applicable
30.	Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies, subject to the provisions set out in Annex A hereto, with RUB 0.005 being rounded up to

		RUB 0.01.

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

31.	Method of distribution:	Non-syndicated
32.	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	J.P. Morgan Securities Ltd. 125 London Wall, London, EC2Y 5AJ, United Kingdom.
33.	Date of Syndication Agreement:	None
34.	Stabilising Manager(s)	None
35.	Non-exempt Offer:	Not Applicable
36.	Additional selling restrictions:	Kazakhstan The Dealer has represented and agreed that it will not, directly or indirectly, offer for subscription or purchase or issue invitations to subscribe for or buy or sell the Notes or distribute any draft or definitive document in relation to any such offer, invitation or sale in the Republic of Kazakhstan, except in compliance with the applicable securities laws of the Republic of Kazakhstan. Each investor should seek advice from their own advisors in respect of any specific investment limitations that may apply to such investor as a matter of Kazakhstan law. Russia The Dealer has represented and agreed that it has not offered, sold or otherwise transferred and will not offer, sell or otherwise transfer the Notes as part of its initial distribution or at any time thereafter to or for the benefit of any person (including legal entities) resident, incorporated, established or having their usual residence in the Russian Federation or to any person located within the territory of the Russian Federation, unless to the extent otherwise permitted by Russian laws or regulations.
37.	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable

38.	Intended to be held in a manner which would allow Eurosystem eligibility:	No
39.	Common Code:	042499021
	ISIN Code:	XS0424990215
40.	Listing:	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the Market.
41.	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
42.	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
	(i) Definitions:	"Initial FX Rate" means RUB 33.421427 per USD 1.
	(ii) Investment considerations:	Russian Rouble Exchange Risk The Notes are denominated in Russian Rouble. Currency exchange rates may be volatile and, in certain circumstances, may affect the return to the holder of the Notes. The Government of the Russian Federation can from time to time intervene in the foreign exchange market. These interventions or other governmental actions could adversely affect the value of the Notes in U.S. Dollars, as well as the actual yield (in U.S. Dollar terms) on the Notes and the amount

payable at maturity. Even in the absence of governmental action directly affecting currency exchange rates, political or economic developments in the Russian Federation or elsewhere could lead to significant and sudden changes in the exchange rate between the Russian Rouble and the U.S. Dollar.

Notes are Not Liquid Instruments

The Notes are not actively traded in any financial market and there may exist at times only limited markets for the Notes resulting in low or non-existent volumes of trading in the Notes and such obligations, and therefore a lack of liquidity and price volatility of the Notes and such obligations.

43.	Total Commissions:	None

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Authorised signatory

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development (as from 30 April 2009).

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. The Information set out in Annex B hereto is extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that so far as the Issuer is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

....
CITIBANK, N.A.

(as Agent)

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market.

2 RATINGS

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services Limited ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

The Notes have been assigned a AAA credit rating from S&P.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	The net proceeds of the issue of the Notes (which is expected to be USD 124,068,909.45, which is the USD equivalent of RUB 4,146,560,000 converted at the rate of 33.421427 RUB per one USD) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	USD 124,068,909.45, which is the USD equivalent of RUB 4,146,560,000 (converted at the rate of 33.421427 RUB per one USD).

6 YIELD

Indication of yield:	14.392 per cent.
	As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the RUB/USD FX Rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the RUB/USD FX Rate. Information in respect of the RUB/USD FX Rate can also be found on Bloomberg.

Annex A
Settlement Disruption Event and Fallback Provisions

All payments in respect of the Notes will be made in RUB, subject to the occurrence of a Settlement Disruption Event (as defined below) and will in all cases be subject to any fiscal or other laws applicable thereto.

If the Calculation Agent (as defined below) determines (in its sole discretion acting in good faith and in a commercially reasonable manner) that a Settlement Disruption Event has occurred or is subsisting during the Determination Period (as defined below):

A. The Calculation Agent shall notify the Issuer and the Agent of its determination as soon as practicable after making such determination (but in no event later than 8.00 a.m. London time one (1) Business Day after the last day of the Determination Period) whereupon the Agent shall as soon as practicable thereafter (but in no event later than one (1) Business Day after receipt of the aforementioned notice from the Calculation Agent) notify the Noteholders thereof (in accordance with Condition 13 of the Notes), and

B. Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling two Business Days after the day on which the Issuer is notified by the Calculation Agent that a Settlement Disruption Event no longer subsists and (ii) the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be.

If a Settlement Disruption Event no longer subsists, the Calculation Agent shall notify the Issuer and the Agent thereof as soon as practicable on or after the Business Day on which the Settlement Disruption Event no longer subsists (but in no event later than one (1) Business Day thereafter) whereupon the Agent shall as soon as practicable thereafter (but in no event later than one (1) Business Day after receipt of the aforementioned notice from the Calculation Agent) notify the Noteholders thereof (in accordance with Condition 13 of the Notes).

If any amount is to be paid on Postponed Maturity Date or Postponed Early Redemption Date (as the case may be), regardless of whether a Settlement Disruption Event is still subsisting at such time, payment shall be made in United States Dollars ("USD") and shall be calculated by the Calculation Agent (and promptly notified to the Agent and the Issuer (but in no event later than two Business Days before the Postponed Maturity Date or Postponed Early Redemption Date (as the case may be)) in an amount per Specified Denomination which shall be produced by the following provisions, such amount to be rounded to the nearest whole cent (with 0.5 cent being rounded upwards):

[Relevant RUB Amount ÷ Exchange Rate]

For the avoidance of doubt, no additional amounts shall be payable by the Issuer in respect of any delay in payment beyond the originally scheduled Maturity Date or, as the case may be, Early Redemption Date (in each case, as adjusted, if appropriate, in accordance with the Following Business Day Convention) to the Postponed Maturity Date or Postponed Early Redemption Date (as appropriate) because of the operation of the provisions of this Annex A.

For the purposes of these provisions:

"**Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, New York City and Moscow

"**Calculation Agent**" means JPMorgan Chase Bank, N.A., in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 9th February 2007 (as amended and/or supplemented from

time to time). All references to the Calculation Agent shall include any successor or successors to JPMorgan Chase Bank, N.A., as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**Determination Period**" means (i) in relation to the Maturity Date, the period which falls between five and three Business Days (inclusive) preceding the Maturity Date, as adjusted in accordance with the Following Business Day Convention; and (ii) in relation to any Early Redemption Date, as adjusted in accordance with the Following Business Day Convention, the period which falls between five and three Business Days (inclusive) preceding any Early Redemption Date, as the case may be;

"**Exchange Rate**" means the average of such firm quotes (expressed in RUB per 1 USD) as the Calculation Agent is able to obtain from the Reference Dealers at or about 11.00 a.m. London Time for the sale of RUB and the purchase of USD, on the day falling two Business Days prior to the Postponed Early Redemption Date (if any) or the Postponed Maturity Date (as the case may be). The highest and lowest of such quotes will be disregarded and the arithmetic mean of the remaining quotations shall be the Exchange Rate, provided, however, that if fewer than four (but at least two) Reference Dealers provide such a firm quote then the average of the quotes actually obtained shall apply. If only one Reference Dealer provides a firm quote then such quote shall apply, and if no Reference Dealer provides such a firm quote, then the Calculation Agent, acting in good faith and in a commercially reasonable manner, shall establish the Exchange Rate in its sole discretion, which may result in an exchange rate of zero;

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Reference Dealers**" means five leading dealers, banks or banking corporations, which deal in the RUB/USD exchange market, selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"**Relevant RUB Amount**" means the RUB amount per Specified Denomination which would have been payable on the relevant date if the Settlement Disruption Event had not occurred; and

"**Settlement Disruption Event**" means each of the following events, as determined by the Calculation Agent in its sole discretion acting in good faith and in a commercially reasonable manner:

(a) the imposition of laws or regulations by the Central Banking Authority or other legislative, governmental or regulatory authority of the Russian Federation which (i) require non-residents of the Russian Federation to obtain permission from such Central Banking Authority or other authority to obtain RUB, or (ii) otherwise restrict a non-resident's ability to obtain RUB or (iii) otherwise regulate the purchase or holding of RUB such that costs are imposed in obtaining RUB which would not be imposed in the absence of such regulations, or (iv) has the direct or indirect effect of hindering, limiting or restricting the transfer of RUB from the Russian Federation to recipients resident in another country; and

(b) Euroclear and/or Clearstream, Luxembourg suspend or cease acceptance of RUB as a settlement currency.

Annex B
Historical Data

The following table summarises certain historical information regarding the RUB/USD FX Rate since 1 January 2001.

Period	High	Low
01/01/2001-31/12/2001	30.5050	28.1600
01/01/2002-31/12/2002	31.9550	30.4650
01/01/2003-31/12/2003	31.9550	29.2390
01/01/2004-31/12/2004	29.2755	27.7200
01/01/2005-31/12/2005	28.9814	27.4487
01/01/2006-31/12/2006	28.7414	26.1735
01/01/2007-31/12/2007	26.6019	24.2875
01/01/2008-31/12/2008	29.5807	23.1577
01/01/2009-31/03/2009	36.3701	29.1475

Source: Bloomberg

The delivery of these Final Terms does not imply any representation on the part of the Issuer, the Calculation Agent or the Dealer or any other person that any such information is correct.

THE DEALER AND THE ISSUER DO NOT MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE DEALER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

Use of Proceeds

The net proceeds of the issue of the Notes (which is expected to be USD 124,068,909.45, which is the USD equivalent of RUB4,146,560,000 converted at the rate of 33.421427 RUB per one USD) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Ratings

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services Limited, a division of the McGraw Hill Companies Inc. ("S&P"), since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

The Notes have been assigned a AAA credit rating from S&P.

A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

PRINCIPAL OFFICE OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

DEALER

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

AGENT AND REGISTRAR

Citibank, N.A.
21st Floor
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT

The Bank of New York Mellon, Brussels Office
Avenue des Arts 35
Kunstlaan
B-1040 Brussels
Belgium

LEGAL ADVISERS

To the Dealer

As to English Law

Simmons & Simmons
CityPoint
One Ropemaker Street
London EC2Y 9SS
United Kingdom

Summary Note

European Bank for Reconstruction and Development

RUB6,200,000,000 Zero Coupon Notes due 27 April 2012 (the "Notes")

This document constitutes a summary note (the "Summary Note") for the purposes of Articles 5.2 and 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Summary Note comprises a summary conveying the essential characteristics of, and risks associated with, the European Bank for Reconstruction and Development (the "Issuer") and its RUB6,200,000,000 Zero Coupon Notes due 27 April 2012 (the "Notes"), issued pursuant to the Issuer's €20,000,000,000 Global Medium Term Note Programme (the "Programme"). This Summary Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2008 containing information in respect of the Issuer and the securities note (the "Securities Note") dated 28 April 2009 containing information in respect of the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, this Summary Note, the Registration Document (including the information incorporated by reference therein) and the Securities Note (including the information incorporated by reference therein) shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

Dealer

J.P. Morgan Securities Ltd.

28 April 2009

Summary

This Summary Note should be read as an introduction to the Prospectus and any decision to invest in the Notes should be based on a consideration of the Prospectus as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area (an "EEA State"), no civil liability will attach to the Issuer in any such EEA State solely on the basis of this Summary Note, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus. Where a claim relating to the information contained in this Prospectus is brought before a court in an EEA State, the plaintiff may, under the national legislation of the EEA State where the claim is brought, be required to bear the costs of translating the Prospectus before the legal proceedings are initiated.

Summary of Provisions relating to the Notes

All capitalised terms not defined herein will have the meanings given to them in the Base Prospectus of the Issuer dated 11 August 2008 relating to the Programme.

Issuer	European Bank for Reconstruction and Development
Arranger for the Programme	Merrill Lynch International
Dealer	J.P. Morgan Securities Ltd.
Agent and Registrar	Citibank, N.A.
Currency	Russian Rouble ("RUB") and United States dollars ("USD")
Maturity	27 April 2012
Issue Price	66.88 per cent
Fungible with existing Notes	No
Form	The Notes will be issued in registered form and cleared through Euroclear and Clearstream, Luxembourg
Interest Rate	Zero Coupon Notes with an Accrual Yield of 14.392 per cent.
Redemption	Notes are redeemable on their stated maturity, subject to the provisions relating to Settlement Disruption Events.
Denominations of Notes	RUB50,000
Taxation	All payments in respect of the Notes shall be made by the Issuer to the Paying Agent without withholding or deduction for or on account of tax.
Status of the Notes	The Notes will constitute direct and unsecured obligations of the Issuer and will rank *pari passu* without any preference among themselves, and, subject to the provisions of Condition 3, equally with all its other

	unsecured and unsubordinated obligations. The Notes will not be obligations of any government or member of the Issuer.
Negative Pledge	The terms of the Notes will contain a negative pledge in respect of bonds, notes or other evidence of indebtedness issued or guaranteed by the Issuer which are listed or quoted on any stock exchange or other organised securities market.
Cross-Default	The terms of the Notes will contain a cross default clause in respect of bonds, notes or similar obligations which have been issued, assumed or guaranteed by the Issuer and in respect of which a default shall continue for a period of 90 days.
Rating..	The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services Limited ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments. The Notes have been assigned a AAA credit rating from S&P. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.
Listing...	Application has been made for Notes issued under the Programme to be admitted on the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market (within the meaning of the Markets in Financial Instruments Directive 2004/39/EC) of the London Stock Exchange plc.
Governing Law	English.

Selling Restrictions................................	There are restrictions on the sale of Notes in the United States, the United Kingdom, European Economic Area, Japan, the Republic of France, Singapore, the Netherlands (and other restrictions) that may be applicable to a particular issue of Notes and the distribution of offering material.

Summary of Information Relating to the Issuer

Issuer	The European Bank for Reconstruction and Development is an international organisation formed under the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990 (the "Agreement") signed by 40 countries, together with the European Economic Community and the European Investment Bank. The Agreement came into force on 28 March 1991 and the Issuer commenced operations on 15 April 1991. The Issuer currently has 63 members. The Issuer's principal office is in London.
Authorised Share Capital..................	The Issuer has an authorised share capital totalling €20 billion, of which €5 billion is paid in and €15 billion is callable.
Business	The Issuer's business is to foster the transition towards open market-orientated economies and to promote private and entrepreneurial initiatives in its countries of operation which include the countries of Central and Eastern Europe and the former Soviet Union, Mongolia and Turkey. The Issuer makes and guarantees loans and makes equity investments in its countries of operation.
Directors	László Andor, Kurt Bayer, Stefania Bazzoni, Terence Brown, Anne Counihan, Alain de Cointet, Krystyna Gawlikowska-Hueckel, Werner Gruber, Sven Hegelund, Etsuro Honda, Ole Hovland, André Juneau, Tae Hwan Kim, Elena Kotova, Vassili Lelakis, Pedro Moriyón, Kenneth Peel, Igor Podoliev, Simon Ray, Joachim Schwarzer, Jean-Louis Six, Jan Willem van den Wall Bake and Stefanos Vavalidis are the directors of the Issuer. The business address of each of the directors is the principal office of the Issuer, which is at One Exchange Square, London EC2A 2JN.

Use of Proceeds

The net proceeds of the issue of the Notes (which is expected to be USD 124,068,909.45, which is the USD equivalent of RUB4,146,560,000 converted at the rate of 33.421427 RUB per one USD) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in exotic currency investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Dealer, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition.

The Issuer believes that the factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

Prospective investors should also pay specific attention to the risks highlighted below.

Risk Factors relating to the Notes

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Past performance of the RUB/USD rate is not necessarily indicative of future performance.

If the volatility, or anticipated volatility, of the RUB/USD rate increases or decreases, the trading value of the Notes may be adversely affected.

We expect that changes in interest rates will affect the trading value of the Notes.

Legal Investment Considerations

General

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Factors relating to the Issuer

The Issuer makes loans and equity investments and issues guarantees primarily to the private sector in its countries of operation. Changes in the macroeconomic environment and financial markets in these countries may affect the creditworthiness of the Issuer's clients. Even severe changes in the macroeconomic and financial climate should, however, not affect the Issuer's ability to repay its borrowings, which is assured above all through the Issuer's prudent provisioning policy, ample liquidity, and limitations in the Agreement on its outstanding loans, equity investment and guarantees to the total amount of its subscribed capital, reserves and surpluses.

Of the Issuer's €20 billion of authorised share capital, €5 billion has been paid in. €15 billion is callable to cover the unlikely eventuality that the Issuer encounters difficulties meeting its liabilities. The Issuer has among the highest quality callable capital of any multilateral development bank, with over 60 per cent. from shareholders rated AAA/Aaa and over 95 per cent. from shareholders rated investment grade, as rated by both S&P and Moody's at 11 August 2008. It is therefore unlikely that a call will not be honoured.

Risk Warning

There are significant risks associated with the Notes including, but not limited to, convertibility risk, exchange rate risk, price risk, settlement risk and liquidity risk.

The Notes are subject to Settlement Disruption Events in the Russian Federation whereby non-residents of the Russian Federation may be subject to regulations restricting their ability to, among others, obtain, purchase, hold or transfer RUB. The Russian Federation has a long history of maintaining currency restrictions, and notwithstanding recent measures to liberalise the currency regime, investors face the risk that restrictions may be imposed during the term of the Notes that would constitute a Settlement Disruption Event. Such an event may result in a delay of payments due from the Issuer under the Notes and in such payments having to be converted and paid in USD rather than RUB.

Investors should be aware that the methodology for determining the Exchange Rate for converting RUB into USD may result in a Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated. It is not certain that a meaningful Exchange Rate for converting RUB into USD rate can be established in such a scenario, and the payments received by an investor can be far lower than expected, and even zero.

JPMorgan Chase Bank, N.A. may face conflicts of interest in relation to its role as Calculation Agent for the Notes.

Offerings of debt instruments denominated and settled in RUB are a recent phenomenon in the international capital markets. This, coupled with the inexperience of the clearing systems and the Russian and international banking systems in dealing with RUB payments and RUB accounts, could lead to unforeseen difficulties, which may have an adverse effect on the liquidity, marketability or trading price of the Notes.

Investor Suitability

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and restrictions applicable to it.

Each investor should have the knowledge and experience to evaluate material risks and be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes.

Any information communicated (in any manner) to investors by the Issuer or the Dealer should not be relied upon as investment advice or as a recommendation to invest in the Notes.

It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Dealer should not be relied upon, nor shall such be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes.

Each investor should be aware that neither the Issuer, the Dealer nor the Calculation Agent is acting as a fiduciary or trustee for, or as an advisor to the investor with regard to the investment in the Notes.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" ON PAGES 10 AND 11 OF THE BASE PROSPECTUS.

PRINCIPAL OFFICE OF EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

DEALER

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

AGENT AND REGISTRAR

Citibank, N.A.
21st Floor
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT

The Bank of New York Mellon, Brussels Office
Avenue des Arts 35
Kunstlaan
B-1040 Brussels
Belgium

LEGAL ADVISERS

To the Dealer

As to English law

Simmons & Simmons
CityPoint
One Ropemaker Street
London EC2Y 9SS
United Kingdom

Pricing Supplement

28 April 2009

European Bank for Reconstruction and Development
RUB6,200,000,000 Zero Coupon Notes due 27 April 2012
Issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus, the Registration Document, the Securities Note and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from the Issuer at One Exchange Square, London EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1.	Specified Currency:	Russian Rouble ("RUB").
2.	(a) Nominal Amount:	RUB 6,200,000,000
	(b) Authorised Issue Amount:	RUB 19,953,600,000. The Issuer reserves the right to issue Notes in an aggregate nominal amount of up to, but not more than, RUB 19,953,600,000 (the "Authorised Issue Amount") in accordance with Condition 15 and, and, if issued, the difference between the Authorised Issue Amount and the Nominal Amount of Notes specified in sub-paragraph 2(a) above will be marketed to prospective investors who are not already holders of the Notes by the Dealer named in paragraph 32 below.
3.	Type of Note:	Zero Coupon
4.	Issue Date:	30 April 2009
5.	Issue Price:	66.88 per cent. of the Nominal Amount of Notes converted into USD at the Initial FX Rate (as defined in paragraph 42 below), which is an amount equal to USD124,068,909.45.

6.	Maturity Date:		27 April 2012, subject to adjustment in accordance with the Following Business Day Convention, and the provisions of Annex A.
7.	Fungible with existing Notes:		No

FORM OF THE NOTES

8.	Form of Note:		Registered
9.	New Global Note:		No
10.	Specified Denomination(s):		RUB 50,000
11.	Exchange of Bearer Notes:		Not applicable.
12.	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	No
	(b)	Date(s) on which the Talons mature:	Not Applicable
13.	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b)	Exchange of Registered Global Note:	Registered Global Note will be exchangeable for definitive Registered Notes only as described on page 43 of the Base Prospectus

PROVISIONS RELATING TO INITIAL PAYMENT

14.	Partly Paid Notes	No

PROVISIONS RELATING TO INTEREST

15.	Interest Commencement Date:	Not Applicable
16.	Fixed Rate Notes:	
	Fixed Rate(s) of Interest:	Not Applicable
	Fixed Interest Date(s):	Not Applicable
	Initial Broken Amount per Specified Denomination:	Not Applicable
	Final Broken Amount per Specified Denomination:	Not Applicable
	Fixed Day Count Fraction:	Not Applicable
	Business Day Convention:	Not Applicable
	Business Day definition if different from that in Condition 4(a)(iii):	Not Applicable
	Calculation of Interest to be adjusted in accordance with Business Day Convention	Not Applicable

	specified above:	

Zero Coupon Notes:

17.	Accrual Yield:	14.392 per cent.
	Reference Price:	66.88 per cent. of Nominal Amount
	Other formula or basis for determining Amortised Face Amount:	Not Applicable
	Day Count Fraction in relation to Early Redemption Amounts and late payment:	Condition 5(d)(iii) and 5(h) apply.

Floating Rate Notes and Indexed Notes:

18.	Manner in which Rate of Interest is to be determined:	Not Applicable
	Margin(s):	Not Applicable
	Minimum Rate of Interest (if any):	Not Applicable
	Maximum Rate of Interest (if any):	Not Applicable
	Floating Day Count Fraction:	Not Applicable
19.	If ISDA Determination:	
	Floating Rate Option:	Not Applicable
	Designated Maturity:	Not Applicable
	Reset Date:	Not Applicable
	ISDA Definitions:	Not Applicable
20.	If Screen Rate Determination:	
	Reference Rate:	Not Applicable
	Relevant Screen Page:	Not Applicable
	Interest Determination Date:	Not Applicable
21.	If Indexed:	Not Applicable
22.	If Rate of Interest not to be determined by ISDA or Screen Rate Determination or by reference to an Index or Formula:	Not Applicable
23.	General Provisions for Floating Rate Notes and Indexed Notes:	Not Applicable
	Specified Period (and, in the case of Notes where the Interest Payment Date(s) are fixed, the Interest Payment Date(s)):	Not Applicable

	Business Day Convention:	Not Applicable
	Business Day definition if different from that in Condition 4(b)(i):	Not Applicable
	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	Not Applicable
	Terms relating to calculation of Interest Amount:	Not Applicable
	Party responsible for calculation of the Interest Amount:	Not Applicable
	Party responsible for making any determinations ancillary to or in connection with the calculation of the Interest Amount, including Rate of Interest (if applicable):	Not Applicable
	Any amendment to the definition in Condition 4(b)(iii) of Euro-zone:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

24.	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies and the additional business centres are New York City, Moscow and London.
25.	Dual Currency Notes:	Not Applicable
26.	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

27.	Redemption at Issuer's option:	No
	Redemption at Noteholder's option:	No
28.	Final Redemption Amount for each Note (other than an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. of the Nominal Amount payable in RUB subject to the provisions set out in Annex A hereto.
	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
29.	Instalment Note:	Not Applicable
30.	Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies, subject to the provisions set out in Annex A hereto, with RUB 0.005 being rounded up to

RUB 0.01.

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

31.	Method of distribution:	Non-syndicated
32.	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	J.P. Morgan Securities Ltd. 125 London Wall, London, EC2Y 5AJ, United Kingdom.
33.	Date of Syndication Agreement:	None
34.	Stabilising Manager(s)	None
35.	Non-exempt Offer:	Not Applicable
36.	Additional selling restrictions:	Kazakhstan The Dealer has represented and agreed that it will not, directly or indirectly, offer for subscription or purchase or issue invitations to subscribe for or buy or sell the Notes or distribute any draft or definitive document in relation to any such offer, invitation or sale in the Republic of Kazakhstan, except in compliance with the applicable securities laws of the Republic of Kazakhstan. Each investor should seek advice from their own advisors in respect of any specific investment limitations that may apply to such investor as a matter of Kazakhstan law. Russia The Dealer has represented and agreed that it has not offered, sold or otherwise transferred and will not offer, sell or otherwise transfer the Notes as part of its initial distribution or at any time thereafter to or for the benefit of any person (including legal entities) resident, incorporated, established or having their usual residence in the Russian Federation or to any person located within the territory of the Russian Federation, unless to the extent otherwise permitted by Russian laws or regulations.
37.	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable

38.	Intended to be held in a manner which would allow Eurosystem eligibility:	No
39.	Common Code:	042499021
	ISIN Code:	XS0424990215
40.	Listing:	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the Market.
41.	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
42.	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
	(i) Definitions:	"Initial FX Rate" means RUB 33.421427 per USD 1.
	(ii) Investment considerations:	Russian Rouble Exchange Risk The Notes are denominated in Russian Rouble. Currency exchange rates may be volatile and, in certain circumstances, may affect the return to the holder of the Notes. The Government of the Russian Federation can from time to time intervene in the foreign exchange market. These interventions or other governmental actions could adversely affect the value of the Notes in U.S. Dollars, as well as the actual yield (in U.S. Dollar terms) on the Notes and the amount

payable at maturity. Even in the absence of governmental action directly affecting currency exchange rates, political or economic developments in the Russian Federation or elsewhere could lead to significant and sudden changes in the exchange rate between the Russian Rouble and the U.S. Dollar.

Notes are Not Liquid Instruments

The Notes are not actively traded in any financial market and there may exist at times only limited markets for the Notes resulting in low or non-existent volumes of trading in the Notes and such obligations, and therefore a lack of liquidity and price volatility of the Notes and such obligations.

43. Total Commissions: None

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Authorised signatory

KS A.J.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development (as from 30 April 2009).

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. The Information set out in Annex B hereto is extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that so far as the Issuer is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

....

CITIBANK, N.A.

(as Agent)

PART B – OTHER INFORMATION

1	LISTING	
	(i) Listing:	London
	(ii) Admission to trading:	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market.
2	RATINGS	
		The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services Limited ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments. The Notes have been assigned a AAA credit rating from S&P.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5	REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES	
	(i) Reasons for the offer:	The net proceeds of the issue of the Notes (which is expected to be USD 124,068,909.45, which is the USD equivalent of RUB 4,146,560,000 converted at the rate of 33.421427 RUB per one USD) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
	(ii) Estimated net proceeds:	USD 124,068,909.45, which is the USD equivalent of RUB 4,146,560,000 (converted at the rate of 33.421427 RUB per one USD).

6 YIELD

Indication of yield:	14.392 per cent. As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the RUB/USD FX Rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the RUB/USD FX Rate. Information in respect of the RUB/USD FX Rate can also be found on Bloomberg.

Annex A
Settlement Disruption Event and Fallback Provisions

All payments in respect of the Notes will be made in RUB, subject to the occurrence of a Settlement Disruption Event (as defined below) and will in all cases be subject to any fiscal or other laws applicable thereto.

If the Calculation Agent (as defined below) determines (in its sole discretion acting in good faith and in a commercially reasonable manner) that a Settlement Disruption Event has occurred or is subsisting during the Determination Period (as defined below):

A. The Calculation Agent shall notify the Issuer and the Agent of its determination as soon as practicable after making such determination (but in no event later than 8.00 a.m. London time one (1) Business Day after the last day of the Determination Period) whereupon the Agent shall as soon as practicable thereafter (but in no event later than one (1) Business Day after receipt of the aforementioned notice from the Calculation Agent) notify the Noteholders thereof (in accordance with Condition 13 of the Notes), and

B. Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling two Business Days after the day on which the Issuer is notified by the Calculation Agent that a Settlement Disruption Event no longer subsists and (ii) the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be.

If a Settlement Disruption Event no longer subsists, the Calculation Agent shall notify the Issuer and the Agent thereof as soon as practicable on or after the Business Day on which the Settlement Disruption Event no longer subsists (but in no event later than one (1) Business Day thereafter) whereupon the Agent shall as soon as practicable thereafter (but in no event later than one (1) Business Day after receipt of the aforementioned notice from the Calculation Agent) notify the Noteholders thereof (in accordance with Condition 13 of the Notes).

If any amount is to be paid on Postponed Maturity Date or Postponed Early Redemption Date (as the case may be), regardless of whether a Settlement Disruption Event is still subsisting at such time, payment shall be made in United States Dollars ("USD") and shall be calculated by the Calculation Agent (and promptly notified to the Agent and the Issuer (but in no event later than two Business Days before the Postponed Maturity Date or Postponed Early Redemption Date (as the case may be)) in an amount per Specified Denomination which shall be produced by the following provisions, such amount to be rounded to the nearest whole cent (with 0.5 cent being rounded upwards):

[Relevant RUB Amount ÷ Exchange Rate]

For the avoidance of doubt, no additional amounts shall be payable by the Issuer in respect of any delay in payment beyond the originally scheduled Maturity Date or, as the case may be, Early Redemption Date (in each case, as adjusted, if appropriate, in accordance with the Following Business Day Convention) to the Postponed Maturity Date or Postponed Early Redemption Date (as appropriate) because of the operation of the provisions of this Annex A.

For the purposes of these provisions:

"Business Day" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, New York City and Moscow

"Calculation Agent" means JPMorgan Chase Bank, N.A., in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 9th February 2007 (as amended and/or supplemented from

time to time). All references to the Calculation Agent shall include any successor or successors to JPMorgan Chase Bank, N.A., as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**Determination Period**" means (i) in relation to the Maturity Date, the period which falls between five and three Business Days (inclusive) preceding the Maturity Date, as adjusted in accordance with the Following Business Day Convention; and (ii) in relation to any Early Redemption Date, as adjusted in accordance with the Following Business Day Convention, the period which falls between five and three Business Days (inclusive) preceding any Early Redemption Date, as the case may be;

"**Exchange Rate**" means the average of such firm quotes (expressed in RUB per 1 USD) as the Calculation Agent is able to obtain from the Reference Dealers at or about 11.00 a.m. London Time for the sale of RUB and the purchase of USD, on the day falling two Business Days prior to the Postponed Early Redemption Date (if any) or the Postponed Maturity Date (as the case may be). The highest and lowest of such quotes will be disregarded and the arithmetic mean of the remaining quotations shall be the Exchange Rate, provided, however, that if fewer than four (but at least two) Reference Dealers provide such a firm quote then the average of the quotes actually obtained shall apply. If only one Reference Dealer provides a firm quote then such quote shall apply, and if no Reference Dealer provides such a firm quote, then the Calculation Agent, acting in good faith and in a commercially reasonable manner, shall establish the Exchange Rate in its sole discretion, which may result in an exchange rate of zero;

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Reference Dealers**" means five leading dealers, banks or banking corporations, which deal in the RUB/USD exchange market, selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"**Relevant RUB Amount**" means the RUB amount per Specified Denomination which would have been payable on the relevant date if the Settlement Disruption Event had not occurred; and

"**Settlement Disruption Event**" means each of the following events, as determined by the Calculation Agent in its sole discretion acting in good faith and in a commercially reasonable manner:

(a) the imposition of laws or regulations by the Central Banking Authority or other legislative, governmental or regulatory authority of the Russian Federation which (i) require non-residents of the Russian Federation to obtain permission from such Central Banking Authority or other authority to obtain RUB, or (ii) otherwise restrict a non-resident's ability to obtain RUB or (iii) otherwise regulate the purchase or holding of RUB such that costs are imposed in obtaining RUB which would not be imposed in the absence of such regulations, or (iv) has the direct or indirect effect of hindering, limiting or restricting the transfer of RUB from the Russian Federation to recipients resident in another country; and

(b) Euroclear and/or Clearstream, Luxembourg suspend or cease acceptance of RUB as a settlement currency.

Annex B
Historical Data

The following table summarises certain historical information regarding the RUB/USD FX Rate since 1 January 2001.

Period	High	Low
01/01/2001-31/12/2001	30.5050	28.1600
01/01/2002-31/12/2002	31.9550	30.4650
01/01/2003-31/12/2003	31.9550	29.2390
01/01/2004-31/12/2004	29.2755	27.7200
01/01/2005-31/12/2005	28.9814	27.4487
01/01/2006-31/12/2006	28.7414	26.1735
01/01/2007-31/12/2007	26.6019	24.2875
01/01/2008-31/12/2008	29.5807	23.1577
01/01/2009-31/03/2009	36.3701	29.1475

Source: Bloomberg

The delivery of these Final Terms does not imply any representation on the part of the Issuer, the Calculation Agent or the Dealer or any other person that any such information is correct.

THE DEALER AND THE ISSUER DO NOT MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE DEALER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.